UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For January 31, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Results of Annual Meeting of Shareholders

The annual meeting of shareholders of FreeSeas Inc. (the “Company”) originally scheduled for December 30, 2011 was reconvened on Tuesday, January 31, 2012. There were present in person or by proxy, holders of 4,044,032 shares of common stock, or 62.45% of all shares eligible to vote.

Proposal 1: Ion G. Varouxakis and Dimitris Panagiotopoulos were elected to the Board of Directors for a term of three years.

Name	For	Withheld	Broker Non-Votes
Ion G. Varouxakis	1,123,711	279,146	2,641,175
Dimitris Panagiotopoulos	1,093,287	309,570	2,641,175

Proposal 2: Ernst & Young (Hellas) Certified Auditors Accountants S.A. was ratified to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2011. The voting results were as follows:

For	Against	Abstentions
3,963,006	68,733	12,293

Following the consideration of all proposals presented at the Annual Meeting, the Company’s Chairman of the Board of Directors, Chief Executive Officer and President provided the Company’s shareholders in attendance at the Annual Meeting a brief update on the state of the Company’s business affairs.

This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: January 31, 2012

	By:	/s/ Ion G. Varouxakis
	Name:	Ion G. Varouxakis
	Title:	Chief Executive Officer and President

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